

Mail Stop 3030

October 22, 2009

<u>Via U.S. Mail and Fax (408) 789-1632</u>

Kenneth B. Arola
Chief Financial Officer and Vice President, Finance
Align Technology, Inc.
881 Martin Avenue
Santa Clara, California 95050

> **Re:** **Align Technology, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 000-32259**

Dear Mr. Arola:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Restructurings, page 48

1.   We see that you have implemented restructuring plans in 2008 and 2009. In future filings please provide quantified disclosure of the expected cost savings from the restructuring plans and identify the period when you expect to first realize those benefits. For guidance on MD&A disclosures about exit plans please refer to SAB Topic 5-P.

Provisions for (benefit from) income taxes, page 50

2.   We see that you released a significant portion of the deferred income tax asset valuation allowance in 2008. Please tell us and in future filings provide a discussion of the specific factors on which your determination was based. In that regard, describe the specific positive and negative evidence you considered highlighting changes in assumptions and environmental factors leading to the change in the conclusion about recoverability. Refer to Section II-B of the "Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance," which is available on our website.

Item 8. Financial Statements

Note 1. Summary of Significant Accounting Policies

Foreign Currency

3.   We see that in 2007 you concluded that as a result of changed economic facts and circumstances you concluded that the functional currency of certain subsidiaries in Europe is now the local currency. In future filings please provide a description of the primary economic factors you considered in reaching your determinations. Please refer to FASB ASC 830-10-45-7 and 830-10-55-4 and -5.   Also refer to Section I-D of the "Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance," which is available on our website.

Note 7. Legal Proceedings, page 78

4.   We see the discussion of the two legal matters. Tell us how your disclosures consider the guidance from FASB ASC 450-20-50-4b. Under that guidance you should disclose an estimate of the possible loss or range of loss or provide a statement that such estimate cannot be made when there is a reasonable possibility that a loss has been incurred as provided in FASB ASC 450-20-50-3.

Note 13. Income Taxes, page 87

5.   In future filings please disclose the domestic and foreign amounts of pre-tax accounting income. Please refer to Rule 4-08(h) of Regulation S-X.

6.   We see that you have received tax incentives in the form of a reduced income tax rate from the government of Costa Rica. In future filings please provide the quantified disclosure about the impact of those incentives as called for by SAB Topic 11-C.

Form 8-K dated August 16, 2009

7.   Please tell us how you intend on accounting for the settlement with Ormco and explain the rationale in GAAP to the extent necessary for an understanding of the planned accounting.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Gary Todd
Accounting Reviewer